                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------
                                SCHEDULE 14D-1
                               (AMENDMENT NO. 4)

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                OHM CORPORATION
                           (Name of Subject Company)

                     INTERNATIONAL TECHNOLOGY CORPORATION
                                 IT-OHIO, INC.
                                   (Bidder)
                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  670839 10 9
                     (CUSIP Number of Class of Securities)
                               ANTHONY J. DELUCA
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                     INTERNATIONAL TECHNOLOGY CORPORATION
                            2790 MOSSIDE BOULEVARD
                     MONROEVILLE, PENNSYLVANIA 15146-2792
                                (412) 372-7701
 (Name, Address and Telephone Number of Person Authorizing to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:
              PETER F. ZIEGLER                        JOSEPH B. FRUMKIN
              KAREN E. BERTERO                       SULLIVAN & CROMWELL
         GIBSON, DUNN & CRUTCHER LLP                  125 BROAD STREET
             333 S. GRAND AVENUE                  NEW YORK, NEW YORK 10004
        LOS ANGELES, CALIFORNIA 90071                  (212) 558-4000
               (213) 229-7000

                           CALCULATION OF FILING FEE
================================================================================
           TRANSACTION VALUATION                    AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
               $160,229,500*                             $32,045.90**
--------------------------------------------------------------------------------

* For purposes of fee calculation only. The total transaction value is based on 13,933,000 Shares, the number of shares for which the Offer (as defined herein) is made, multiplied by the offer price of $11.50 per Share.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the Shares to be purchased.

[_] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULES 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount previously paid:   Not Applicable       Filing party: Not Applicable
Form or registration no.: Not Applicable       Date filed:   Not Applicable

     This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1, dated January 16, 1998 (the "Schedule 14D-1"), of IT-Ohio, Inc. (the "Purchaser") and International Technology Corporation ("Parent"), as amended, filed in connection with the Purchaser's offer to purchase 13,933,000 shares (each a "Share") of Common Stock, par value $0.10 per share, of OHM Corporation, an Ohio corporation (the "Company"), as set forth in the Schedule 14D-1 (the "Schedule 14D-1"). All capitalized terms not defined herein have the meanings given to them in the Offer to Purchase (the "Offer to Purchase") filed as Exhibit (a)(1) to the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

     (f) The response to Item 10(f) is hereby amended and supplemented as follows:

     The Offer has been extended to 6:00 p.m., New York City time, on Tuesday, February 17, 1998. On February 17, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 10,715,700 Shares (including approximately 613,000 shares subject to guaranteed delivery) had been tendered pursuant to the Offer and not withdrawn to date. A copy of the press release has been filed as Exhibit (a)(9) to this Amendment No. 4 and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9) Press release, dated February 17, 1998.

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

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  February 17, 1998

                              IT-OHIO, INC.


                              By  /s/ James G. Kirk
                                  -----------------
                                  James G. Kirk
                                  Secretary



                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment to the Tender Offer Statement is true, complete and correct.

Dated:  February 17, 1998

                              INTERNATIONAL TECHNOLOGY
                              CORPORATION


                              By  /s/ James G. Kirk
                                  -----------------
                                  James G. Kirk
                                  Vice President and General Counsel

                                       3
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                                 EXHIBIT INDEX
                                 -------------


EXHIBIT NO.    DESCRIPTION
-----------    -----------
(a)(9)         Press release, dated February 17, 1998.

                                       4